

07004964



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee (City) Florida (State) 32303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John B. Mowell 850-386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2606 Centennial Place (Address) Tallahassee (City) Florida (State) 32308 (Zip Code)

PROCESSED

APR 11 2007

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CAROLINE MERRET SCOTT
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. - Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - Not applicable: there are none.
- ☒ (g) Computation of Net Capital.
- (1) ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (1) ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (1) ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. - Not required.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not applicable: exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2006

CONTENTS

JAMES D. A. HOLLEY & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

INDEPENDENT AUDITORS' REPORT

Mr. John B. Mowell, President
Mowell Financial Group, Inc.
Tallahassee, Florida

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D.A. Holley & Co., P.A.

February 21, 2007

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 51,480
Commissions receivable	3,782
Other receivables	81,244
Investments	27,008
Prepaid insurance	4,402
Cash value of life insurance	33,997
Deferred taxes	181,605
	$383,518

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 11,033
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Capital paid in excess of par value	86,900
Retained earnings	285,485
	372,485
	$383,518

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2006

Income:	
Commissions	$ 475,030
Interest and dividends	4,262
Gain on investments	328
	479,620
Expenses:	
Salaries and commissions	236,515
Payroll taxes and employee benefits	21,434
Occupancy	39,419
Office	25,064
Telephone	5,068
Professional fees	48,820
Equipment rental and maintenance	7,921
Fees and licenses	6,726
Other expenses	2,736
	393,703
Income before tax	85,917
Income taxes	2,719
Net income	$ 83,198

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2006

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2005	$ 100	$ 86,900	$ 202,287
Net income			83,198
Balance, December 31, 2006	$ 100	$ 86,900	$ 285,485

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 83,198
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on investments	(328)
Decrease in deferred taxes	2,720
Increase in receivables	(33,175)
Increase in prepaid insurance	(4,402)
Decrease in payables	(3,340)
Net cash provided by operating activities	44,673
Cash flows from investing activities:	
Investment in cash value of life policy	(2,197)
Increase in cash and cash equivalents	42,476
Cash and cash equivalents at beginning of year	9,004
Cash and cash equivalents at end of year	$ 51,480

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a registered securities dealer. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at banks, and investments in liquid asset funds.

Commissions Receivable

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for bad debts has not been established because they were all current and collected after year end.

Investments

Investments in marketable securities are carried at market value. Gains and losses on securities are accounted for by the specific identification method.

Office Furniture and Equipment

Office furniture and equipment originally purchased for $129,842 have been fully depreciated by the straight-line method over their estimated useful lives of 5-7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

Investments consist of equity securities with a cost basis of $20,479 and market value of $27,008. The net gain on investments for the year is market value gains of $328.

3. BENEFIT PLANS

The Company has a 401(k) plan to which employees may contribute up to 15% of their compensation.

4. COMMITMENTS

The Company has an operating lease for office equipment that expires in 2010. The future minimum rental payments are $3,516 per year for 2007 through 2009 and $1,465 for 2010. Equipment rental expense for 2006 was $6,469.

5. INCOME TAXES

The Company has net operating losses totaling approximately $483,000 from the years 2000, 2001, 2002, 2004, and 2005. These losses can be carried forward to offset future taxable income through 2025. The deferred tax asset for these net operating loss carryforwards is $181,605. The provision for income taxes reflected in the statement of income is the current period expense net of the operating loss carryforward recognized this year.

6. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2006. The Company will be reimbursed $47,607 for services and materials provided to Mowell Financial Group, N.A. during 2006. Other operating costs of each company are sustained by the business incurring the expense. At year end, other receivables of $81,244 are owed by Mowell Financial Group, N.A.

7. CONTINGENCIES

The Company is periodically subject to claims that arise in the ordinary course of business. In 2004, a case was filed in arbitration before the National Association of Securities Dealers by six investors claiming that the Company was responsible for losses that they incurred. It is the opinion of management that the lawsuit is without merit because the losses occurred after four of the investors had closed their accounts at the Company and two of the investors were never customers of the Company. This issue continues to be unresolved without an opinion from counsel regarding its eventual outcome or possible loss to the Company. The cost of legal counsel has been partially funded by Mowell Financial Group, N.A. and the Company's owner.

MOWELL FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2006

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 372,485
Deduct ownership equity not allowable for net capital		
Total ownership equity qualified for net capital		372,485
Additions:		
None		
Deductions:		
Total nonallowable assets		262,849
Net capital before haircuts on securities positions		109,636
Haircuts on securities		4,051
Net capital		$ 105,585

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 105,585
Minimum net capital required	$ 736	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		5,000
Excess net capital		$ 100,585
Excess net capital at 1,000%		$ 104,482

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 11,033
Percent of aggregate indebtedness to net capital	10%

MOWELL FINANCIAL GROUP, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

December 31, 2006

Net capital - unaudited Form X-17A-5, Part IIA	$ 104,432
Reconciling items - year end adjustments:	
Other current assets	2,373
Accounts payable	(1,220)
Net capital - audited	$ 105,585

SUPPLEMENTAL REPORT

Our examination of Mowell Financial Group, Inc. as of and for the year ended December 31, 2006 disclosed no material inadequacies.

James D. A. Holley & Co., P.A.

February 21, 2007

END